

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 17, 2010

David T. Mitchell
Chief Executive Officer and President
Fabrinet
Walker House, 87 Mary Street
George Town, Grand Cayman
KY1-9005
Cayman Islands

> **Re:** **Fabrinet**
> **Amendment No. 5 to Form S-1**
> **Filed June 14, 2010**
> **File No. 333-163258**

Dear Mr. Mitchell:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please file Exhibits 1.1, 5.1 and 23.2 with your next amendment. We must review these documents before the registration statement is declared effective, and we may have additional comments.

Liquidity and Capital Resources, page 58

2. We note your description on page 60 of certain of your capital obligations in the next two years. Please expand your disclosure to address the anticipated costs associated with your purchase of land and construction of Building 6. We note your disclosure on page 77 that you expect to complete such construction by December 2011.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, or me at (202) 551-3810 with any questions.

Sincerely,

/s

Larry Spirgel
Assistant Director

cc: Karen K. Dreyfus, Esq.
        Nate Gallon, Esq.
        Wilson Sonsini Goodrich & Rosati
        Via facsimile